Exhibit 99.1
Shinhan Financial Group 2014 1H Operating Results

On July 24, 2014, Shinhan Financial Group released its operating results for 2014 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		2Q 2014	1Q 2014	QoQ Change (%)	2Q 2013	YoY Change (%)
Revenue*	Specified Quarter	6,808,878	7,087,886	-3.94	8,821,888	-22.82

	Cumulative	13,896,764	7,087,886	—	16,473,621	-15.64

Operating Income	Specified Quarter	753,689	757,823	-0.55	743,355	1.39

	Cumulative	1,511,512	757,823	—	1,410,746	7.14

Income before Income Taxes	Specified Quarter	797,144	775,841	2.75	779,549	2.26

	Cumulative	1,572,985	775,841	—	1,460,809	7.68

Net Income	Specified Quarter	612,027	595,564	2.76	592,268	3.34

	Cumulative	1,207,591	595,564	—	1,114,836	8.32

Net Income Attributable to Controlling Interest	Specified Quarter	577,608	558,431	3.43	555,328	4.01

	Cumulative	1,136,039	558,431	—	1,036,272	9.63

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		2Q 2014	1Q 2014	QoQ Change (%)	2Q 2013	YoY Change (%)
Revenue*	Specified Quarter	4,031,306	3,637,099	10.84	4,618,735	-12.72

	Cumulative	7,668,405	3,637,099	—	9,166,131	-16.34

Operating Income	Specified Quarter	509,186	533,673	-4.59	438,474	16.13

	Cumulative	1,042,859	533,673	—	852,572	22.32

Income before Income Taxes	Specified Quarter	522,156	540,756	-3.44	454,307	14.93

	Cumulative	1,062,912	540,756	—	878,576	20.98

Net Income	Specified Quarter	416,954	425,157	-1.93	361,016	15.49

	Cumulative	842,111	425,157	—	699,011	20.47

Net Income Attributable to Controlling Interest	Specified Quarter	416,784	425,088	-1.95	360,972	15.46

	Cumulative	841,872	425,088	—	698,922	20.45

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		2Q 2014	1Q 2014	QoQ Change (%)	2Q 2013	YoY Change (%)
Revenue*	Specified Quarter	1,145,404	1,096,264	4.48	1,253,113	-8.60

	Cumulative	2,241,668	1,096,264	—	2,438,276	-8.06

Operating Income	Specified Quarter	230,662	195,091	18.23	281,308	-18.00

	Cumulative	425,753	195,091	—	486,628	-12.51

Income before Income Taxes	Specified Quarter	225,974	184,487	22.49	281,103	-19.61

	Cumulative	410,461	184,487	—	486,042	-15.55

Net Income	Specified Quarter	176,504	141,158	25.04	213,775	-17.43

	Cumulative	317,662	141,158	—	374,392	-15.15

Net Income Attributable to Controlling Interest	Specified Quarter	176,504	141,158	25.04	213,775	-17.43

	Cumulative	317,662	141,158	—	374,392	-15.15

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues